GLOBAL BLUE ANNOUNCES DATE FOR Q3 and 9M FY 2023/24 FINANCIAL RESULTS Signy, Switzerland, January 19, 2024 On February 23, 2024, before the market opens, Global Blue Group Holding AG (NYSE: GB and GB.WS) will release its financial results on Form 6-K for the third quarter and nine month period ended December 31, 2023. The financial results will include Management’s Discussion and Analysis of the Financial Position and Results of Operations in addition to the accompanying Consolidated Financial Statements and Notes, press release and investor presentation. An audio recording of commentary on the results by Jacques Stern, Chief Executive Officer, and Roxane Dufour, Chief Financial Officer, will also be made available. These materials can be accessed via the Investor Relations section of the company’s website at Global Blue Group Holding AG - Investor Relations. FOR FURTHER INFORMATION Frances Gibbons, Head of Investor Relations +44 (0) 7815 034 212 fgibbons@globalblue.com ABOUT GLOBAL BLUE Globa l Blue pioneered the concept of Tax Free Shoppin g 40 years ago. Through continuous innovation, we have become the leading strategic technology and payments par tner, empowering retai lers to improve their per formance and shoppers to enhance their experience. Globa l Blue offers innovative solutions in three different fie lds: • Tax Free Shopping: Helping retai lers at over 300,000 points of sale to e ffic ient ly manage 35 mil l i on Tax Free Shopping transactions a year, thanks to i ts fu l ly in tegrated in -house technology plat form. Meanwhi le , i ts industry -leading digi tal Tax Free shopper so lutions create a better , more seamless customer experience . • Payment services: Providing a ful l suite of foreign exchange and Payment technology solutions that a l low acquirers, hote ls, and retai lers to offer value -added services and improve the cus tomer experience during 31 mi l l ion payment transactions a year at 130,000 points of in teraction . • Complementary Reta ilTech: Offer ing new technology so lutions to retai lers, including digi tal receipts and eCommerce returns , that can be eas i ly integrated with their core systems and al low them to optimize and digita l ize their processes throughou t the omni -channe l customer journey, both in -store and online . In addi t ion, our data and advisory serv ices offer a strategic advisory to help retai lers identify opportunit ies for growth, whi le our shopper exper ience and engagement solut ions provide data -dr i ven solutions to increase footfal l, convert footfa ll to revenue and enhance performance. For more in formation, vis i t https://www.globalblue.com/about -us/media Pre-pandemic figures FY 2019-20. Source: Global Blue